UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of June 2023

 __________________

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of Relevant Information dated June 23, 2023 regarding announcement of changes to the management teams of Banco de Bogotá and Banco de Occidente, entities controlled by Grupo Aval.

Item 1

RELEVANT INFORMATION

Bogotá, June 23, 2023. Grupo Aval Acciones y Valores S.A. shares the following press release:

PRESS RELEASE

Banco de Bogotá and Banco de Occidente, entities controlled by Grupo Aval, announce changes in their management teams.

Bogotá, Colombia – June 23, 2023

Grupo Aval is pleased to announce that, at the meetings of the Boards of Directors of Banco de Bogotá and Banco de Occidente held today, the entities defined changes in the leadership of these banks according to previously established succession plans.

These changes follow the resignation of Mr. Alejandro Figueroa Jaramillo from his position as President of Banco de Bogotá. Mr. Figueroa completes a brilliant career of over five decades at the bank. During that period, he held multiple positions until he became its president in 1988. Under his leadership, the bank consolidated itself as a landmark and one of the soundest entities in the Colombian financial system, successfully overcoming different national and global situations, always in strict compliance with financial regulations. For this work, he received multiple corporate and personal recognitions.

“Alejo has been for me a great mentor and advisor, but above all a friend, during the last 35 years that I have had the honor of knowing him. We have worked as a team consolidating his long-term vision with the permanent changes required by such a dynamic industry as the financial services sector. On behalf of myself and the 70,000 shareholders of Grupo Aval, I have only gratitude to Alejandro for his dedication and leadership,” said Luis Carlos Sarmiento Gutiérrez, President of Grupo Aval.

In addition, the Board of Directors of Banco de Bogotá appointed Mr. César Prado Villegas, current President of Banco de Occidente, as its new President. César has been a member of Grupo Aval in multiple positions for almost 14 years, successfully acting as President of Banco de Occidente since 2018. Under his leadership, Banco de Occidente managed to consolidate milestones of good performance, improving all of its business lines, increasing its market share, and improving its profitability indicators.

“His vast knowledge of the sector, leadership skills, work ethic and strategic vision will be invaluable in managing Banco de Bogotá in this new period,” said Mr. Sarmiento Gutiérrez.

In turn, the Board of Directors of Banco de Occidente appointed Mr. Gerardo Silva Castro as its new President. Mr. Silva has been a member of the bank since 1994 and has been serving as Vice president of Commercial Segment since 2014.

“For the past years, Mr. Silva has demonstrated his ability to lead this important entity, and that is reason to implement the succession plan. We are confident in his abilities to successfully continue the work that César began,” commented Mr. Sarmiento Gutiérrez.

In the next few weeks, transition processes will begin in these two entities. Once the new Presidents have concluded this process and the required approvals from the Superintendency of Finance of Colombia are obtained, they will begin to serve as acting presidents.

REGARDING THE APPOINTMENTS

Mr. Prado is a lawyer who graduated from Universidad del Rosario, with postgraduate studies in Business Law from the Universidad de los Andes and a Master´s Degree in Law from the London School of Economics. He has extensive experience in the financial industry and has held various executive positions in important public and private institutions in the sector throughout his career.

Mr. Silva holds a degree in Civil Engineering from the Universidad Javeriana in Bogotá, and an MBA from Babson College in Wellesley, Massachusetts, USA. He has also completed programs as a Senior Executive in Governance with the Universidad Icesi and in Transformative Business Leadership with the Center for Leadership and Management.

ABOUT GRUPO AVAL

Grupo Aval, a leading financial conglomerate in Colombia, operates through four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), the largest private pension fund in Colombia (Porvenir), and the largest financial corporation in Colombia (Corficolombiana). It is also present in Central America through Multibank’s operation in Panama.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2023

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel